Exhibit 99.1

Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	Companhia Aberta	NIRE 35300010230

Announcement to the Market

Tier 2 Subordinated Notes

ITAÚ UNIBANCO HOLDING S.A. (“Company” or “Itaú Unibanco”) hereby announces to its stockholders and to the market that today it priced the offering of Tier 2 subordinated notes (“Notes”) with ten-year and three months maturity in the total amount of US$ 500 million to be issued by the Company on January 15, 2021 (“Issuance”). Itaú Unibanco has also launched its Sustainability Finance Framework, which sets the guidelines for the issuing of green, social and sustainable bonds. The Notes proceeds will be used for the financing or refinancing of eligible green and/or social projects according to its Sustainability Finance Framework eligibility criteria available on the Investor Relations website.

The Notes will be issued at a fixed rate of 3.875% which will be applicable until the fifth year and three-month of the date of issue. As of this date, including it, the interest rate will be recalculated for more five years based on the interest rate for securities issued by the United States Treasury for the same period. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%.

The Company may repurchase the Notes from the fifth year up to fifth year and three-months of the Issuance date, subject to the prior approval of the Central Bank of Brazil.

The Company will request approval of the Central Bank of Brazil for the Notes to be included in its Regulatory Capital as Tier 2 Capital, adding 25 bps(1) to the Company’s Total capital Index.

The Issuance is not subject to registration with U.S. Securities and Exchange Commisssion (“SEC”), according to and under the Securities Act of 1933, as amended (the “Securities Act”), neither it is subject to registration in Brazil with Comissão de Valores Mobiliários (“CVM”) in accordance with applicable law and regulations.

The Notes were offered only to qualified institutional buyers as defined by Rule 144A under the Securities Act, and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This announcement to the market shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

São Paulo (SP), January 12, 2021.

fls.2

RENATO LULIA JACOB

Head of Investor Relations and Market Intelligence

(1) Considering the exchange rate as of January 08, 2021, of R$ 5,37 for US$ 1.00.